

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2012

Via E-mail
Jazy Zhang
Chief Financial Officer
Giant Interactive Group Inc.
11/F, No. 3 Building, 700 Yishan Road
Shanghai, 200233
People's Republic of China

> **Re: Giant Interactive Group Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 17, 2011**
> **File No. 001-33759**

Dear Mr. Zhang:

We have reviewed your letter dated March 6, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 21, 2012.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 3. Key Information

D. Risk Factors, page 5

1.   As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/ IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB

inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Audited Consolidated Financial Statements as of December 31, 2009 and 2010

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

2) Consolidation, page F-10

2.   We note your response to prior comment 2 that your VIE contributed RMB 1,092 million to your net income in 2010, which represented all of the net income attributable to the company's shareholders and your comprehensive income. However, we note that your consolidated net income attributable to the company's shareholders for the year ended December 31, 2010 is only RMB 811 million, and your total other comprehensive loss for the year ended December 31, 2010 is RMB 88 million. Please clarify your proposed disclosures to separately state the net income or loss attributable to: 1) the VIE and 2) the parent and other entities, and the other comprehensive income or loss attributable to: 1) the VIE and 2) the parent and other entities.

28) Dividends

3.   We note your response to prior comment 3 that the Company declared a dividend of US $42 million in 2010 which was paid out of available cash held by the Company as a result of its initial public offering. Please tell us if this dividend, as well as any other dividends that were not paid out of distributable profits, have been accounted for as a return of capital, and tell us what consideration you have given do disclosing this information in your financial statements as well as your Dividend Policies disclosed on page 67.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-mail
        Portia Ku
        O'Melveney & Myers LLP